Exhibit 99.1

For Immediate Release
March 22, 2007
SAP Recommends Dividend Increase
     WALLDORF, Germany – March 22, 2007 – The Executive Board and the Supervisory Board of SAP AG (NYSE:SAP) recommend that shareholders approve a dividend of €0.46 per ordinary share at this year’s Annual General Meeting of shareholders. This would represent an increase of 27 percent over the 2005 dividend. If the shareholders approve this recommendation the total amount distributed in dividends would be approximately €560 million. The dividend payment is in line with SAP’s targeted pay-out ratio of approximately 30 percent of the group’s net income
     The Annual General Meeting is scheduled for May 10, 2007 in Mannheim, Germany. The payment of the dividend is scheduled for or after May 11, 2007.
Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR (American Depositary Receipt) represents one SAP AG’s ordinary share. However, the final dividend is dependent on the Euro/US-Dollar exchange rate. SAP AG pays cash dividends in Euro, so the exchange rate fluctuations will also affect the US-Dollar amounts received by the holders of ADRs on the conversion into US-Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 11, 2007. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 (6227) 7- 50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
About SAP
SAP is the world’s leading provider of business software*. Today, more than 38,000 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small businesses and midsize companies to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.